## Regulatory Announcement

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RECEIVED

2005 JAN 11 A 10:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

SUPPL

| | |
|---|---|
| **Company** | Bradford & Bingley PLC |
| **TIDM** | BB. |
| **Headline** | Statement re FSA Notice |
| **Released** | 11:44 22-Dec-04 |
| **Number** | 7329G |

05005097

22 December 2004

# Statement by Bradford & Bingley plc

Bradford & Bingley plc has received notice from the Financial Services Authority (FSA) that it is fining the company £650,000 in relation to the sale of Structured Capital At Risk Products and With Profit Bonds. The deficiencies occurred between January 2001 and December 2002 and relate to a failure to make suitable recommendations and a failure to maintain adequate records of customers and sales.

During the review of its business the company acknowledged the failures in its recommendations and record keeping in this period and has agreed to pay compensation in respect of any customer losses. It is estimated this could total around £6m, for which the Group has provided as part of the exceptional costs announced on 1 December 2004.

Bradford & Bingley has co-operated fully with the FSA since its senior management became aware of the issues. The company has conducted a thorough investigation into the circumstances surrounding this period of mis-selling, retrained its advisers and implemented new systems and controls in relation to its sales and checking processes as well as making the appropriate arrangement for compensation where appropriate. Bradford & Bingley very much regret the shortcomings identified in the sales processes during this period. The company has taken actions to ensure that customers affected have not been disadvantaged.

Ends

***If you would like to discuss the information in this statement, please contact:***

Investor Relations:

Phillip McLelland

Bradford & Bingley plc

PO Box 88

Crossflatts

PROCESSED

JAN 12 2005

THOMSON FINANCIAL

Bingley

BD16 2UA

Tel: 01274 806112

Fax: 01274 554662

Email: phillip.mclelland@bbg.co.uk

Press Office:

Vicky Luttig

Bradford & Bingley plc

21-27 Lamb's Conduit Street

London

WC1N 3BD

Tel: 020 7067 5634

Fax: 020 7067 5655

Email: vicky.luttig@bbg.co.uk

Media Relations Advisers :

Simon Moyse or Morgan Bone

Finsbury Limited

52-58 Tabernacle Street

London

EC2A 4NJ

Tel: +44 (0) 20 7251 3801

Email: morgan.bone@finsbury.com

simon.moyse@finsbury.com

END

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